Exhibit 99.1

STAK to Hold Extraordinary General Meeting

CHANGZHOU, China, May 13, 2025 /PRNewswire/ – STAK INC. (the “Company” or “STAK”) (Nasdaq: STAK), a fast-growing company specializing in the research, development, manufacturing, and sale of oilfield-specialized production and maintenance equipment, today announced that it will hold an extraordinary general meeting (the “EGM”) of shareholders at its executive office at Building 11, 8th Floor, No. 6 Beitanghe East Road, Tianning District, Changzhou, Jiangsu, People’s Republic of China 213000, at 9:00a.m. on June 5, 2025, Beijing/Hong Kong Time.

Holders of record of the Company’s ordinary shares of at the close of business on May 2, 2025, Eastern Time, or their proxy holders, are entitled to vote at the EGM or any adjournment or postponement thereof.

Copies of the notice of the Meeting and the form of proxy are available on the Company’s corporate investor relations website at https://www.stakindustry.com/ir/.

About STAK Inc.

STAK Inc. is a fast-growing company specializing in the research, development, manufacturing, and sale of oilfield-specific production and maintenance equipment. The Company designs and manufactures oilfield-specialized production and maintenance equipment, then collaborates with qualified specialized vehicle manufacturing companies to integrate the equipment onto vehicle chassis, producing specialized oilfield vehicles for sale. Additionally, the Company sells oilfield-specialized equipment components, related products, and provides automation solutions. Its vision is to help oilfield services companies reduce costs and increase efficiency by providing the cutting-edge integrated oilfield equipment and automation solutions service. Its mission is to become a powerful provider for the niche markets of specialized oilfield vehicles and equipment in China. For more information, please visit the Company’s website at https://www.stakindustry.com/ir/.

Forward-looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “potential,” “intend,” “plan,” “believe,” “likely to” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

STAK Inc.

Investor Relations Department

Email: ir@stakindustry.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com